August 13, 2024

Peng Xue
Chief Executive Officer
BingEx Limited
Building 6
Zhongguancun Dongsheng International Science Park
No.1 Yongtaizhuang North Road
Haidian District, Beijing 100192
People   s Republic of China

       Re: BingEx Limited
           Amendment No. 6 to Draft Registration Statement on Form F-1 Submitted August 2, 2024
           CIK No. 0001858724
Dear Peng Xue:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS on Form F-1 submitted on August 2, 2024
Exhibits

1. We note that do not list in your Exhibit index your "Spouse Consent Letters" which you disclose on page 91 as one of the agreements that provide you with the option to purchase the equity interests in the VIE. Please submit your spousal consent letters in your next amendment.
 August 13, 2024
Page 2

       Please contact Jennifer O'Brien at 202-551-3721 or Kimberly Calder at 202-551-3701 if
you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at 202-551-3271 or Daniel Morris at 202-551-3314 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation